BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION

Medellín, Colombia, May 27, 2013

In a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) authorized the following legal representants to proceed with the sale of their units in a share portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) by giving notice to Fiduciaria Helm Trust S.A., the administrator of such portfolio:

Mr. Augusto Restrepo Gómez

Mr. Luis Fernando Muñoz Serna

The units represent shares of Bancolombia.

The transaction will follow the internal procedures for the acquisition and disposal of Bancolombia’s shares by its officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837